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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number 033-01534-D
                                                                     -----------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [  ] Form 11-K        [  ] Form 20-F
             [ ] Form 10-Q     [  ] Form 10-N-SAR

For Period Ended:  MAY 31, 2001
                   ------------

[  ] Transition Report on Form 10-K     [  ]Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ]Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                                  .
                                  --------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: -----------------------

                                     PART I
                             REGISTRANT INFORMATION

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
Full Name of Registrant: ASTHMA DISEASE MANAGEMENT, INC.
                         -------------------------------

Former Name If Applicable:
                           ----------------------

Address of Principal Executive Office (Street and Number): 1223 BERKS STREET, SUITE 201
                                                           ----------------------------

City, State and Zip Code:  PHILADELPHIA, PA 19125
                           ----------------------
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                  thereof will be filed on or before the 15th calendar day
                  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[ X ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year of Asthma Disease Management, Inc. (the "Company") ended on May 31, 2001. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by August 29, 2001.

     Since April 30, 2001, due to the reduced level of the Company's operations and its efforts to preserve its working capital, the Company has not had any employees. Certain members of the Company's Board of Directors are currently performing the general administrative functions of the Company. As a result of the foregoing, the Company was unable to prepare its financial statements on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.

     Accordingly, additional time is necessary for the accountants to audit the Company's financial statements and complete the Company's Annual Report on Form 10-KSB. Attached as Exhibit 1 hereto is a copy of the statement of Ciro E. Adams, CPA.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

JAMES F. O'CONNOR           (215)                   634-4101
-------------------------------------------------------------------
(Name)                      (Area Code)         (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       2
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                         ASTHMA DISEASE MANAGEMENT, INC.
                         ------------------------------
                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 29, 2001             By:  /s/ James F. O'Connor
       --------------------             ----------------------------------
                                        James F. O'Connor
                                        Chairman of the Board of Directors

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                                    EXHIBIT 1


                               CIRO E. ADAMS, CPA
                                  2 BARRY DRIVE
                                  P.O. BOX 306
                                MANTUA, NJ 08051
                                  856-468-7300


                                 August 29, 2001


James F. O'Connor, Chairman
Asthma Disease Management, Inc.
1223 Berks Street
Philadelphia, PA 19125

RE: EXTENSION TO FILE FORM 10-KSB

Dear Jim:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, I inform you that I have been furnished a copy of Form 12b-25 to be filed by Asthma Disease Management, Inc., on or about August 29, 2001, which contains notification of the registrant's inability to file its Form 10-KSB by the prescribed due date. I have read the registrant's statements contained in Part III therein and I agree with the stated reason as to why I will be unable to complete my audit and report on the financial statement for the year ended May 31, 2001, to be included in the Form 10-KSB.

                                                Very truly yours,



                                                /s/ Ciro E. Adams, CPA
                                                -----------------------
                                                Ciro E. Adams, CPA


cc:      Securities and Exchange Commission
         by attachment as Exhibit 1

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